(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-25367

CUSIP NUMBER 45953X208

For Period Ended: 12/31/2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

International Fuel Technology, Inc.
Full Name of Registrant

Former Name if Applicable

7777 Bonhomme Avenue, Suite 1920 St. Louis, Missouri 63105
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

International Fuel Technology, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K") in a timely manner without unreasonable effort or expense due to the Registrant's limited resources and the Registrant's decision to use its available resources to fund a growing pipeline of commercial projects on a timely basis at the expense of delaying completion of its 2012 closing procedures, commencement of its 2012 audit and the filing of the Form 10-K.

The Registrant has not discovered, nor does it anticipate discovering, any accounting irregularities or any other material omissions related to its Form 10-K financial statement presentation and related disclosures. As of this filing date, the Registrant expects net revenues for the year ended December 31, 2012 of approximately $335,000, compared to net revenues of $236,427 for the year ended December 31, 2011.

The Registrant expects to have the 2012 audit completed, and the Form 10-K filed, on or about April 30, 2013.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan R. Burst	(314) 727-3333
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Fuel Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	04/01/2013	By	/s/ Jonathan R. Burst
Jonathan R. Burst Chief Executive Officer